Exhibit 12.1
Consolidated Edison, Inc.
Ratio of Earnings to Fixed Charges
(Millions of Dollars)

	For the Three Months Ended March 31, 2016	For The Twelve Months Ended December 31, 2015	For the Three Months Ended March 31, 2015
Earnings
Net Income	$310	$1,193	$370
Preferred Stock Dividend	—	—	—
(Income)/Loss from Equity Investees	—	(34)	(3)
Minority Interest Loss	—	—	—
Income Tax	164	605	199
Pre-Tax Income	$474	$1,764	$566
Add: Fixed Charges*	181	701	173
Add: Distributed Income of Equity Investees	—	—	—
Subtract: Interest Capitalized	—	—	—
Subtract: Pre-Tax Preferred Stock Dividend Requirement	—	—	—
Earnings	$655	$2,465	$739
* Fixed Charges
Interest on Long-term Debt	$160	$618	$152
Amortization of Debt Discount, Premium and Expense	3	14	4
Interest Capitalized	—	—	—
Other Interest	7	24	6
Interest Component of Rentals	11	45	11
Pre-Tax Preferred Stock Dividend Requirement	—	—	—
Fixed Charges	$181	$701	$173
Ratio of Earnings to Fixed Charges	3.6	3.5	4.3